

March 12, 2014

<u>Via E-mail</u>
Duncan A. Forbes, Mol. III
Chief Executive Officer
Luve Sports, Inc.
Quetzalcoatl 3783
Int. 1 Col. Cd del Sol C.P. 45050
Zapopan, JAL, Mexico

> **Re:** **Luve Sports, Inc.**
> **Current Report on Form 8-K**
> **Filed July 11, 2012**
> **File No. 000-54499**

Dear Mr. Forbes:

We issued comments on the above captioned filing on September 4, 2013. On February 20, 2014**,** we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

Please contact Anthony Watson, Staff Accountant, at (202) 551-3318, William Thompson, Accounting Branch Chief, at (202) 551-3344, Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338, or me at (202) 551-3720 if you have any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director